Exhibit 15

[Logo Omitted]

October 11, 2011

Via Mail, Facsimile and E-mail

Board of Directors
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD  57104

Dear Directors:

We read with interest the soliciting material that HF Financial Corp. (the “Company” or “HF Financial”) filed with the Securities and Exchange Commission (“SEC”) on October 7, 2011, as well as the Company’s press release dated September 30, 2011.  While we respect the Company’s ability to have views that differ from ours, it appears the soliciting material and press release are an attempt to deflect stockholders’ attention away from the Company’s poor performance and lagging stock price, and improperly interfere with shareholder rights.  Worse still, we believe both documents are misleading.

We are pleased to correct the Company’s misleading statements, as follows:

1.	HF Financial has no authority to determine whether or not we have violated federal banking laws and regulations, and to suggest otherwise is misleading and inappropriate.

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The Federal Reserve Board (“FRB”), not the Board of Directors and outside counsel of HF Financial, is responsible for determining whether or not stockholders such as the PL Capital Group are in control of HF Financial and otherwise in compliance with applicable federal banking laws and regulations.  For the Company to state that the PL Capital Group has, or may have, violated federal banking laws and regulations because HF Financial and its outside counsel determined it to be so, is irrelevant and inappropriate.

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We believe that an objective third party, such as the FRB, will be able to distinguish between HF Financial’s attempts to avoid defeat in the proxy contest by trying to disqualify our nominees, and legitimate concerns over control.

2.	We are not seeking to control, or have a controlling influence over the management and policies of, the Company or Home Federal Bank (the “Bank”).

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This is evidenced by the fact that we hold less than 10% of the Company’s outstanding common stock, and have no intention of owning more than 9.9% of the common stock.  We also note that even if we were to own more than 10% of the common stock, the Company’s Bylaws contain a vote sterilization provision for any excess shares above 10%.  We also have no intention of seeking any additional Board seats, seeking the chairmanship of the Board or any other executive or full time role at the Company or the Bank, or seeking placement on any particular Board committee.  Our nominees, if elected, will serve where the Board thinks their expertise can best serve the interests of the Company and its stockholders.

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As correctly noted by HF Financial spokesman Paul Scarpetto in a recent Argus Leader news article, our lack of control is further evidenced by the fact that we are merely seeking minority representation, namely two (of seven) Board seats at the upcoming 2011 Annual Meeting of Stockholders.  No changes in policies or strategy will occur without the agreement of a majority of the directors.

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Furthermore, our nominees fully understand that they will have the same fiduciary obligations as the other Board members to seek the best interests of the Company and its stockholders as a whole, even if this may not be to the PL Capital Group’s advantage, and will exercise their fiduciary duties and regulatory obligations to the best of their ability.

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Indeed, the Company required each of our nominees to execute an agreement where they stated under penalty of law that they are not and will not become a party to any agreement, arrangement or understanding with, and have not given any commitment or assurance to, any person or entity as to how they, if elected as a director of the Company, will act or vote on any issue or question.

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One of our nominees, John Palmer, is a principal of the PL Capital Group.  The other nominee, Kevin Schieffer, has no prior involvement or connection to the PL Capital Group.  Mr. Schieffer is a former U.S. Attorney for South Dakota, a former Chief of Staff to U.S. Senator Larry Pressler (S. Dakota) and a successful Sioux Falls businessman and resident.  Other than an agreement to indemnify him for any costs or liabilities he may incur in this proxy solicitation (which ends if he is elected to the Board), we have no understandings or prior agreements with Mr. Schieffer.  He is an independent, highly qualified Board candidate with strong local ties to Sioux Falls.

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We recognize our assertion of shareholders’ rights may be unfamiliar and unsettling for the Board.  Nonetheless, this should not come as a surprise to the Board given the Company’s poor performance and lagging stock price.

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The Company should not act to unduly interfere with our rights as a stockholder or confuse the legitimate exercise of our shareholder rights with regulatory control issues.  If the Company desires to elect its candidates and defeat ours, we encourage the Company to engage in a dialogue with its stockholders in a full and fair contested election.

3.	We do not believe we had, or have, an obligation to seek prior regulatory approval for our actions, and for the Company to state otherwise is misleading.

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It is our understanding, based upon consultation with our outside counsel(s), that the PL Capital Group was not and is not required to seek the prior approval of the FRB (or other regulators) in order to own more than 5% (but less than 10%) of the outstanding common stock of HF Financial and/or to seek two Board seats at the upcoming 2011 Annual Meeting of Stockholders.  In the future, if the FRB were to inform us that our understanding is incorrect, we would take the appropriate actions at that time.

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We are fully aware that in the future the FRB can make a preliminary determination that the PL Capital Group is in control of or has a controlling influence over HF Financial, at which point the FRB would notify the PL Capital Group of this determination and give us an opportunity to respond in a hearing.  We have received no such notice to date.  Subsequent to any such notice and hearing, if the FRB was to make a final determination that the PL Capital Group was in control of HF Financial, the PL Capital Group would take appropriate actions at that time.

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It is misleading and incorrect for the Company to suggest that federal banking laws and regulations forbid us from advocating for changes in the Company’s and Bank’s policies, strategies and operations.  While we do not seek to control, or believe we control the Company and/or the Bank (nor do we seek, or believe we have, a controlling influence), we reject the assertion made in the Company’s soliciting material that stockholders (such as the PL Capital Group) are required to remain silent while the Company’s performance deteriorates and the Company pursues actions with which we disagree.  We believe our actions are well within applicable regulatory guidelines on investors’ communications with bank managements and boards.  We refer the Company to the full discussion of such matters in the FRB’s 2008 guidelines on private equity investments, noting in particular the section entitled “Consultations With Management.”  That guidance specifically states:

“The Board believes that a noncontrolling minority investor, like any other shareholder, generally may communicate with banking organization management about, and advocate with banking organization management for changes in, any of the banking organization’s policies and operations.  For example, an investor may, directly or through a representative on a banking organization’s board of directors, advocate for changes in the banking organization’s dividend policy; discuss strategies for raising additional debt or equity financing; argue that the banking organization should enter into or avoid a new business line or divest a material subsidiary; or attempt to convince banking organization management to merge the banking organization with another firm or sell the banking organization to a potential acquirer. These communications also generally may include advocacy by minority investors for changes in the banking organization’s management and recommendations for new or alternative management.”

See the 2008 guidelines at:

http://www.federalreserve.gov/newsevents/press/bcreg/bcreg20080922b1.pdf

4.
The Company’s misleading statements and accusations have unfairly impugned our character and integrity.  The truth is that PL Capital and its principals have a long and successful track record in the banking industry and an unblemished regulatory record.

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The founding principals of PL Capital have been involved in the banking industry since the early 1980s.  Since PL Capital’s founding in 1996, its investment strategy has been focused almost exclusively on U.S. banks and thrifts.  We are very mindful of all banking laws and regulations, including the control regulations contained in Regulation LL, Regulation Y and elsewhere, and we are highly respectful of the FRB’s and other banking regulators’ role in regulating the banking industry.

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Indeed, PL Capital’s principals have served, or currently serve, on a number of bank and thrift boards of directors.  When we serve on a board of directors, the PL Capital Group typically owns greater than 5% (but always less than 10%) of the common stock of the applicable bank or thrift.  The PL Capital Group has invested in hundreds of bank stocks over the years, including numerous ownership positions greater than 5% (but always less than 10%) and it has never been deemed (preliminarily or otherwise) by any banking regulator to be in control of a savings association or bank, or otherwise deemed to be a savings and loan holding company or bank holding company.

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Indeed, we regularly consult with outside counsel with regard to regulatory and other matters, and strive to be in full compliance with all applicable banking laws and regulations.  We also encourage every bank and thrift that we invest in, or serve on the board of, to do the same.

5.	It is misleading to state that our nominations are somehow invalid.

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The Company has stated that it plans to await the FRB’s direction before considering our nominations.  This implies that HF Financial has a legal or regulatory basis to block our Board nominees from seeking election at the upcoming 2011 Annual Meeting of Stockholders.  However, HF Financial’s Bylaws only allow for a nomination to be disregarded if the nomination was not made or proposed in accordance with the procedures set forth in the Bylaws.  As the PL Capital Group has taken care to ensure that its nomination was done in full compliance with HF Financial’s Bylaws, we believe our nominations are in full compliance.

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In fact, on several occasions, in writing, we have asked HF Financial to notify us if they become aware of any deficiencies in our nomination materials, so that we could promptly correct them.  To this date, HF Financial has never informed us of any deficiencies in our nomination materials.  We have retained Delaware legal counsel who will seek legal remedies for us if the Company inappropriately tries to deny our right to have our nominees elected at the upcoming 2011 Annual Meeting of Stockholders.

As we stated earlier, it appears to us that HF Financial’s actions are an attempt to deflect stockholders’ attention away from the Company’s poor performance and lagging stock price.  We believe stockholders would be better served if the Company’s Board and management were to focus on improving the performance of the Company and maximizing shareholder value instead of spending time and financial resources trying to prevent its largest stockholder from exercising its right to nominate and elect two directors.

Please note that we plan to file our preliminary proxy statement with the SEC shortly and proceed with our proxy solicitation efforts.  You will note in our proxy that PL Capital intends to seek reimbursement from the Company for all expenses we incur in the proxy contest.  The board should keep that in mind as they spend shareholders’ money trying to derail our right to nominate and elect two directors at the upcoming 2011 Annual Meeting.  Please feel free to contact us at any time.

Sincerely,

/s/ Richard Lashley	/s/ John W. Palmer
Richard Lashley	John W. Palmer
Principal	Principal